Anglo Swiss Resources Inc. Extends Warrants

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), October 30, 2008 1:00 pm PST– Anglo Swiss Resources Inc. ("Anglo Swiss") has further extended the expiration date related to 2,500,000 warrants issued in a private placement completed on April 30, 2007 originally extended to October 31, 2008.

The new warrant expiration date will be amended to April 30, 2009, subject to regulatory approval. The exercise price remains unchanged.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

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